Exhibit (a)(10)

IMMEDIATE RELEASE

FORD LAUNCHES TENDER OFFER
TO ACQUIRE HERTZ PUBLIC SHARES

DEARBORN, Mich., Feb. 2, 2001 – Ford Motor Company [NYSE: F] announced that a Ford subsidiary, Ford FSG Inc., today is commencing its tender offer for any and all publicly held shares of Class A Common Stock of The Hertz Corporation [NYSE: HRZ]. The price, announced on Jan. 16, is $35.50 a share.

The tender offer will be followed by a merger transaction in which Ford will acquire any remaining publicly held shares of Hertz. The offer is subject to certain conditions, but does not require a minimum number of shares to be tendered. The offer and withdrawal rights will expire at 12:00 midnight, Eastern Standard Time, on Friday, March 2, 2001, unless the offer is extended.

J.P. Morgan Securities Inc. is acting as dealer manager for the tender offer.

Ford currently owns about 81.5 percent of the outstanding shares of Hertz. Public shareholders own the remaining 18.5 percent, equal to approximately 20 million shares.

     Investors and security holders are strongly advised to read the tender offer statement and recommendation/solicitation statement regarding the tender offer because they contain important information. These statements have been filed by Ford and Hertz with the Securities and Exchange Commission (SEC). Investors and security holders may obtain a free copy of the statements (when available) at www.sec.gov. The statements and related materials may be obtained for free by directing such requests to Ford’s Shareholder Relations Department at 1-800-555-5259 or Hertz’ Investor Relations Department at 201-307-2337

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